UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              Boundless Corporation
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                                (Name of Issuer)
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                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   101706-20-8
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                                 (CUSIP Number)

                                 Oscar L. Smith
                       Unique Co-Operative Solutions, Inc.
                                    9185 Bond
                             Overland Park, KS 66214
                                 (913) 438-7190
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                     Page 2 of 9
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CUSIP No. 101706-20-8
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            1.     Names of Reporting Persons    I.R.S. Identification Nos. of
                   above persons (entities only).
                   UNIQUE CO-OPERATIVE SOLUTIONS, INC.
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            2.     Check the Appropriate Box if a Member of a Group
                   (See Instructions)
                    (a)    [    ]
                    (b)    [    ]
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            3.     SEC Use Only
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            4.     Source of Funds (See Instructions)      WC
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            5.     Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e)   [     ]
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            6.     Citizenship or Place of Organization   STATE OF KANSAS
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Number of            7.     Sole Voting Power   233,200
Shares               -----------------------------------------------------------
Beneficially         8.     Shared Voting Power  -0-
Owned by             -----------------------------------------------------------
Each                 9.     Sole Dispositive Power    233,200
Reporting            -----------------------------------------------------------
Person With          10.     Shared Dispositive Power  -0-
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           11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                   233,200
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           12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [    ]
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           13.     Percent of Class Represented by Amount in Row (11)  5.0%
--------------------------------------------------------------------------------
           14.     Type of Reporting Person (See Instructions)   CO
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                                                                     Page 3 of 9

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CUSIP No. 101706-20-8
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             1.     Names of Reporting Persons   I.R.S. Identification Nos. of
                    above persons (entities only).
                    OSCAR L. SMITH
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             2.     Check the Appropriate Box if a Member of a Group
                    (See Instructions)
                      (a)   [    ]
                      (b)   [    ]
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             3.     SEC Use Only
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             4.     Source of Funds (See Instructions)      OO
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             5.     Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)   [     ]
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             6.     Citizenship or Place of Organization   United States of
                                                           America
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Number of            7.     Sole Voting Power   -0-
Shares               -----------------------------------------------------------
Beneficially         8.     Shared Voting Power  233,200
Owned by             -----------------------------------------------------------
Each                 9.     Sole Dispositive Power    -0-
Reporting            -----------------------------------------------------------
Person With          10.     Shared Dispositive Power  233,200
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            11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                    233,200
--------------------------------------------------------------------------------
            12.     Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [    ]
--------------------------------------------------------------------------------
            13.     Percent of Class Represented by Amount in Row (11)  5.0%
--------------------------------------------------------------------------------
            14.     Type of Reporting Person (See Instructions)   IN

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
                                                                     Page 4 of 9


ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock") of Boundless Corporation (the "Issuer"), whose principal executive offices are located at 100 Marcus Boulevard, Hauppauge, NY 11788.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Unique Co-Operative Solutions, Inc. ("UCS") and Oscar L. Smith (the "Control Person," and collectively with UCS, the "Reporting Persons"). UCS is a corporation organized under the laws of the State of Kansas. The principal offices of UCS and the business address of the Control Person are located at 9185 Bond, Overland Park, KS 66214. The principal business of UCS is wholesale distribution of computer hardware and software. The principal employment of the Control Person is the sole officer and director of UCS.

     (d) - (e) During the last five years,  the Reporting  Persons have not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Control Person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The acquisition of the 233,200 shares of Common Stock by the Reporting Persons held by UCS was purchased at an aggregate cost of $875,631.18 (including commissions). The funds used to make these purchases came from UCS' working capital. In August 2000, UCS entered into a $6,000,000 line of credit with Security Bank of Kansas City which permits borrowings on a revolving basis. Any borrowings under the line of credit are secured by accounts receivable, inventory, general intangibles and miscellaneous stock, including 100,000 shares of Common Stock of the Issuer. No funds were drawn down on this line of credit to purchase Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Issuer's Common Stock for investment purposes. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, and changes in the Issuer's operations, business strategy or prospects. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure and other investment considerations. The Reporting Persons have discussed and will continue to discuss such matters with management or directors of the Issuer, other shareholders and other investors, and may enter into agreements with other shareholders of the Issuer with respect to their shares of Common Stock in the Issuer. As of the filing date of this Schedule 13D, however, no such agreements have been entered into by the Reporting Persons.

     The Reporting Persons reserve the right to formulate other plans or make other proposals, and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

     Except as otherwise described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Common Stock of the Issuer or the disposition of any Common Stock of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any persons; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) 233,200 shares of Common Stock, representing 5.0% of the Common Stock of the Issuer are beneficially owned by the Reporting Persons.

     (b) UCS has sole voting and dispositive power with respect to the Common Stock it owns. Control Person, as sole owner and director of UCS, has shared voting and dispositive power with respect to the Common Stock owned by UCS.

     (c) The following table sets forth transactions in the Common Stock of the Issuer effected by UCS 60 days prior to the event requiring the filing of this
Schedule 13D. The Control Persons did not directly purchase any shares of Common Stock of the Issuer. All shares were purchased in open market purchases over the facilities of the American Stock Exchange.

   Date of Purchase    No. of Shares     Price per Share (including commissions)
   ----------------    -------------     ---------------

       1/24/01            1,000                $2.28
       1/24/01            2,000                $2.28
       1/24/01              200                $2.28
       1/24/01              900                $2.26
       1/26/01            3,200                $2.40
       1/26/01              900                $2.40
       1/30/01              100                $2.47
       1/30/01              200                $2.38
       1/31/01            5,200                $2.67
       1/31/01            3,300                $2.52
       2/07/01            1,000                $3.12
       2/07/01            2,000                $3.12
       2/07/01            2,000                $3.12

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                                                                     Page 6 of 9


       2/07/01            3,000                $3.12
       2/09/01              100                $3.06
       2/09/01            5,000                $3.06
       2/09/01            3,000                $3.06
       2/09/01            1,900                $3.06
       2/09/01            5,000                $3.01
       2/12/01            2,800                $2.66
       2/12/01            2,200                $2.76
       2/12/01            3,000                $2.66
       2/12/01            1,400                $2.67
       2/12/01              600                $2.67
       2/13/01            2,100                $2.47
       2/13/01            2,900                $2.47
       2/15/01            2,000                $2.77
       2/15/01            1,000                $2.77
       2/15/01            2,000                $2.77
       2/16/01            1,100                $2.62
       2/16/01              900                $2.62
       2/16/01              500                $2.62
       2/16/01            1,100                $2.62
       2/16/01              900                $2.62
       2/21/01              500                $2.82
       2/21/01            1,000                $2.82
       2/21/01              100                $2.82
       2/21/01            2,500                $2.82
       2/21/01            1,000                $2.82
       2/22/01              200                $2.62
       2/22/01              600                $2.62
       2/22/01              700                $2.62
       2/26/01            1,000                $2.42
       3/01/01            2,500                $2.34
       3/01/01              400                $2.34
       3/06/01            3,200                $1.94


     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (1.00) Joint Filing Agreement between Unique Co-Operative Solutions, Inc. and Oscar L. Smith.

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                                                                     Page 7 of 9


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated the 15th day of March, 2001.


                                     UNIQUE CO-OPERATIVE SOLUTIONS, INC.


                                     By: /s/ Oscar L. Smith
                                        ----------------------------------------
                                        Oscar L. Smith, President


                                        /s/ Oscar L. Smith
                                        ----------------------------------------
                                        Oscar L. Smith

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                                                                     Page 8 of 9

                                  EXHIBIT INDEX



EXHIBIT NO.                              DESCRIPTION

1.00          Joint Filing Agreement between Unique Co-Operative Solutions, Inc.
              and the Oscar L. Smith

                                                                     Page 9 of 9
                                  EXHIBIT 1.00

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Boundless Corporation and that this Agreement be filed as an Exhibit to such statement on Schedule 13D.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement effective as of the 15th day of March, 2001.

                                             UNIQUE CO-OPERATIVE SOLUTIONS, INC.

                                             /s/ Oscar L. Smith
                                             -----------------------------------
                                             Oscar L. Smith, President



                                             /s/ Oscar L. Smith
                                             -----------------------------------
                                             Oscar L. Smith